VIA EDGAR

March 3, 2017

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2015
Response dated February 10, 2017
File No. 001-11151

Dear Mr. Decker:

This letter is in response to your letter dated February 23, 2017 to U.S. Physical Therapy, Inc. (the “Company”) transmitting the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-K.  For your convenience, the response below is preceded by the Staff’s comment to which the response relates.

U.S. Physical Therapy, Inc. and Subsidiaries Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Non-controlling Interests, page 44

1.
Comment: We read your response to comment 2. It appears that the adjustments to your December 31, 2015 financial statements will increase redeemable non-controlling interests by $32.3 million or 365%, decrease your total permanent equity by $30.6 million or 16% and decrease your basic earnings per share by $.014 per share or 8%. It also appears that your earnings per share trend from 2014 to 2015 changed with flatter 1% increase now versus the 9% increase before correction. Please provide an analysis in support your conclusion that the errors were not material to any annual or quarterly period depicted in: (a) your 2015 Form 10-K and (b) any subsequently-filed Form 10-Q. Please also tell us the period which the error originated.

Response: The correction of the redemption value accounting for redeemable non-controlling interests (“RNCI”) and permanent equity results in transferring the balances between these two items within the revised caption “Total liabilities, non-controlling interests and USPH shareholders’ equity”.  See the related adjustments and revised format of the consolidated balance sheet for the year ended December 31, 2015 included in Attachment A to this letter.

For a further discussion regarding why Management does not consider this transfer of balance to be material, see our internal memorandum regarding materiality of this correction which is included in Attachment A to this letter.

In addition, Management believes that this correction does not mask any earnings trend.  For quarterly and annual results, the Company reports it earnings per share on net income as reported in the revised line item “Net income attributable to USPH shareholders before revaluation of redeemable non-controlling interests” (hereinafter sometimes referred to as “operating results” and previously entitled – net income attributable to common shareholders) and provides the effects of the revaluation of RNCI in a separate line.  In 2014, USPh responded to a SEC comment letter regarding the presentation of the change in redemption value of RNCI (see correspondence from our Company to the SEC dated December 18, 2014 and their response dated January 6, 2015, a copy of which is attached as Attachment B for your reference). After an evaluation, USPh Management proposed that the earnings per share attributable to USPH shareholders before revaluation of redeemable non-controlling interests and the earnings per share from revaluation of the redemption value be shown separately on the face of its statement of income.  The staff gave no further comment in the response letter dated January 6, 2015.

Every stock analyst that writes research on USPh uses the earnings per share from operations (net income attributable to USPH shareholders before revaluation of redeemable non-controlling interests) as the key metric in their published reports.  Likewise all financial media references the same.  Additionally, when Management meets or speaks with investors they always focus on earnings per share from operations.  Accordingly, USPh Management did, and still does, believe that it is critical for the investors to see these components as they provide the investors with the ability to compare USPh current operating results with the operating results of other companies.  USPh Management believes that investors evaluate our Company based on our operating results.  Although the change in the redemption value is reflected in the earnings per share, it is not an indication of the operating results of the Company.  Additionally, the change in redemption value is not a consistent item as it is based on trailing twelve months of earnings performance.

The error initially began in 2010 (the first year an agreement had a redemption feature after the effective date of FASB 160 – which is currently incorporated in ASU 805 – Business Combinations and affected the reporting of the valuation of RNCI’s and the related earnings per share); however, there was no effect on operating results or on the reported earnings per share from operating results attributable to USPH shareholders.  In relation to the balance sheet, this error affected the amount reported as temporary equity in the caption - Redeemable non-controlling interests, the amount reported in USPH shareholder equity under the caption – Additional paid-in capital, Non-controlling interests and the amount reported in the liabilities section – Deferred taxes.  Retained earnings was not affected, nor was there any effect on the consolidated statement of cash flows, except for the supplemental disclosure regarding the “revaluation of redeemable non-controlling interests”.

2.
Comment: Please revise the proposed accounting policy disclosure in your response to comment 2 to also address the guidance in paragraphs 16(c) and 16(e) of ASC 480-10-S99-3A. Please also clarify the portions of your redeemable non-controlling interests that are currently redeemable and not currently redeemable because redemption terms have not been satisfied. For the portion that is not currently redeemable, please disclose your accounting policy election for these interests pursuant to paragraphs 15(a) and 15(b) of ASC 480-10-S99-3A. Please describe how you are applying the guidance in paragraph 22(b) of 480-10-S99-3A in accounting for your redeemable non-controlling interests. Please also provide footnote disclosure that reconciles to the numerators and denominators used in your revised basic and diluted earnings per share computations.

Response:  In consideration of paragraphs 16(c) and 16(e) of ASC 480-10-S99-3A, in our correction, we do consider the net income or loss attributable to the partnership in evaluating the adjustment to the current estimated redemption value and any adjustments to decrease the redemption value are only recorded to the extent that there were increases of an equal or greater value than the previous cumulative recorded amount.  For all items classified as RNCI, the Company will estimate the redemption value on the reporting date and adjust the redemption value or book value, as deemed appropriate, to reflect the current estimated redemption value.  For those items in which the redemption feature is not currently exercisable, the Company recognizes changes in the redemption value as they occur as described in paragraph 15(b) of ASC 480-10-S99-3A.  At December 31, 2015, none of the redemption features were satisfied, i.e. all holders were currently employed by the Company.  At December 31, 2015, there were $12.5 million recorded related to redeemable non-controlling interests for which the contractual time period had lapsed but holders were still employed and $30.0 million which was not exercisable due to the fact that the contractual time period had not lapsed.  In order for the holder to invoke the redemption feature, the contractual time period must have lapsed and the holder’s employment must have been terminated.

In regards to paragraph, 22(b) of 480-10-S99-3A, historically and included in our correction, the Company reports any change in the redemption value as a charge to additional paid-in capital and any earnings or losses from the partnerships are allocated to their respective category: net income attributable to non-controlling interests and net income attributable to USPH shareholders before revaluation of redeemable non-controlling interests.

In consideration of the above comment, the Company will revise its disclosure in its future filings to include the following information:

“The non-controlling interests that are reflected as redeemable non-controlling interests in the consolidated financial statements consist of those owners who have certain redemption rights, whether currently exercisable or not, and which currently, or in the future, require that the Company purchase the non-controlling interest of those owners at a predetermined formula based on a multiple of trailing twelve months earnings performance as defined in the respective agreements.  The redemption rights are generally triggered by the passage of time, typically three to five years, and the termination of the employment of the owner.  The redeemable non-controlling interests are considered to be temporary and are, therefore, reported in a separate line item on the Company’s consolidated balance sheet at the greater of the initial carrying amount, adjusted for the non-controlling interest share of net income or loss and any distributions, or its redemption value.  The Company evaluates the redemption value on a quarterly basis.  If the redemption value is greater than the previously reported value, the Company adjusts the carrying amount of the redeemable non-controlling interest to equal the redemption value at the end of the current reporting period as if the interest were redeemable at the end of the reporting period.  If the redemption value is less than the previously reported value, the Company adjusts the carrying amount downward, but not lower than its original value adjusted for prior earnings and distributions.  The after-tax adjustments are charged to additional paid-in capital and are shown as a separate line item in the statements of net income.  Current accounting rules require that the Company reflect the adjustment in the earnings per share calculation.”

The Company provides the footnote disclosure that reconciles to the numerators and denominators used in our basic and diluted earnings per share computations in a separate note – see Note 17 – Earnings Per Share – in our Annual Report on Form 10K for the year ended December 31, 2015.  The table included in Attachment C details the computation related to the revised basic and diluted earnings per share computations.

3.
Comment: We read your response to comment 2. Please tell us the accounting literature you are relying upon to present basic and diluted earnings per share prior to revaluation of redeemable non-controlling interests on the face of your statement of income. Please also tell us whether the net income attributable to common shareholders label complies with the requirements in Rule 5-03.20 of Regulation S-X to present net income attribute to the controlling interest and the related requirement in SAB Topic 6:B to present income available to common shareholders.

Response: Please see response to comment 2 above and Attachment B.  Management still believes that the items should be detailed on the income statement separately as presented in our letter dated December 18, 2014.  The net income attributable to non-controlling interests and the net income to USPH shareholders include their respective allocations of net income based on the ownership interest in each partnership.  The net income attributable to non-controlling interests included both the non-controlling interests and redeemable non-controlling interests.  The Company will change the labels in future filings as shown in the statements of net income for the years ended December 31, 2015 and December 31, 2014 included in Attachment A.

4.	Comment: Please tell us why the equity and total equity labels used in your balance sheets are appropriate in light of your redeemable non-controlling interests or revise them accordingly.

Response: We have revised our balance sheet captions as shown in the consolidated balance sheet schedule for the year ended December 31, 2015 included in Attachment A.

5.
Comment: In light of the error correction related to your accounting for redeemable non-controlling interests, please tell us whether you continue to believe both your internal control over financial reporting and your disclosure controls and procedures were effective as of December 31, 2015 and the factors you considered to support these conclusions. Refer to items 307 and 308 of Regulation S-K.

Response: Management believes that the Company had a significant deficiency in its internal control over financial reporting due to operational failure of a specific control.  The deficiency is isolated to this issue.  See Attachment D to this letter for a detail of the factors we considered to support our conclusion regarding internal control over financial reporting. We further concluded that the existence of this significant deficiency does not impact any of our prior conclusions regarding disclosure controls and procedures.

Note 5. Redeemable Non-Controlling Interest, page 52

6.	Comment: Please revise your footnotes to disclose in greater detail the principal redemption terms associated with your redeemable non-controlling interests.

Response:  We will expand our disclosure as follows:

“The non-controlling interests that are reflected as redeemable non-controlling interests in the consolidated financial statements consist of those owners who have certain redemption rights, whether currently exercisable or not, and which currently, or in the future, require that the Company purchase the non-controlling interest of those owners at a predetermined formula based on a multiple of trailing twelve months earnings performance as defined in the respective agreements.  The redemption rights are generally triggered by the passage of time, typically three to five years, and the termination of the employment of the owner.  The redeemable non-controlling interests are considered to be temporary and are, therefore, reported as a separate line item on the Company’s consolidated balance sheet at the greater of the initial carrying amount, adjusted for the non-controlling interest share of net income or loss and any distributions, or its redemption value.  The Company evaluates the redemption value on a quarterly basis.  If the redemption value is greater than the previously reported value, the Company adjusts the carrying amount of the redeemable non-controlling interest to equal the redemption value at the end of the current reporting period as if the interest were redeemable at the end of the reporting period.  If the redemption value is less than the previously reported value, the Company adjusts the carrying amount downward, but not lower than its original value adjusted for prior earnings and distributions.  The after-tax adjustments are charged to additional paid-in capital and are shown as a separate line item in the statements of net income.  Current accounting rules require that the Company reflect the adjustment in the earnings per share calculation.”

In connection with the Company’s response to the Staff, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB

ATTACHMENT A

TO: FILE	FROM:	LARRY MCAFEE

JON BATES

JOHNNY BLANCHARD

RE:	REDEEMABLE NON-CONTROLLING INTERESTS

ACCOUNTING TREATMENT

BACKGROUND

U.S. Physical Therapy, Inc. and its subsidiaries (“USPh” or the “Company”) have purchased controlling interests in various multi-clinic location physical therapy practices (“Therapy Practices”).  In  conjunction with the purchases, in the event that a limited non-controlling interest partner’s (“NC Partner”) employment ceases at any time after a specified time, typically three to five years from the original date the interest is acquired (“Holding Period”),USPh has agreed to purchase the NC Partner’s interest at a predetermined multiple of earnings before interest, taxes, depreciation, amortization and internal management fee (the “Redemption”).  The details of the Redemption are included in the respective agreements of limited partnership.

Effective January 1, 2009, the Financial Accounting Standards Board issued Statement 160 – Noncontrolling Interests in Consolidated Financial Statements (“FASB 160”) - which required the fair value of non-controlling interests to be recorded on the consolidated financial statements of the Company. FASB 160 is currently incorporated in ASU 805 – Business Combinations.  Hence, for acquisitions occurring after 2008, the non-controlling interests on the balance sheet represent the fair value of the non-controlling interests at the acquisition date plus or minus the balance of undistributed earnings.  Prior to 2009, the noncontrolling interests represented the amount of undistributed earnings in the various partnerships.

Historically, the Company accounted for the Redemption, which related to agreements occurring after January 1, 2009, as follows:  After the initial Holding Period had been satisfied, the Redemption was not solely in control of the Company, i.e. the NC Partner or the Company could terminate the employment of the NC Partner.  Therefore, in accordance with paragraph 12 (c) of ASC 480-10-S99, the book value, which was the fair value on the date of acquisition adjusted for any earnings attributable and distributions made subsequent to the date of acquisition, of the non-controlling interest was reclassified to temporary equity on the Company’s consolidated balance sheet in the section labeled “Redeemable non-controlling interests” (“RNCI”) at the expiration of the Holding Period. Then, and in any subsequent reporting period that the Company deemed it probable that the NC Partner will assert their redemption rights or the Company reached an agreement to purchase some or all of the NC Partner interest, (i.e. in the event the NC Partner continued to be employed but wanted to sell a portion or all of their interests and the Company agreed), the redeemable non-controlling interest was adjusted to its redemption value and was adjusted in each reporting period thereafter in accordance with paragraph 15 (b) of ASC 480-10-S99 until purchased by the Company.  The adjustments were charged to additional paid-in capital and were not reflected in the statements of net income. Although the adjustments were not reflected in the statements of net income, current accounting rules required that the Company reflect the charge in the earning per share calculation.  Quarterly, the Company assessed the probability that the redemption rights would be triggered based on discussions with the NC Partner regarding their employment status and accounted for it accordingly.

In December, 2016, USPh received a comment letter from the SEC requesting more information on the accounting of the RNCI’s.  Through the SEC comment letter process and after discussions with our external auditors, Grant Thornton, LLP, USPh determined that the accounting treatment followed historically was incorrect.

FINANCIAL STATEMENT PRESENTATION

Since 2010 (the first year an agreement had a redemption feature after the effective date of FASB 160 which is now incorported in ASU 805 – Business Combinations), this affected the reporting of the valuation of RNCI’s and the related earnings per share for revaluation adjustments.  However, there was no effect on the net income attributable to USPH shareholders before revaluation of redeemable non-controlling interestor the related reported earnings per share for this line item.  In relation to the balance sheet, this error affected the amount reported as temporary equity in the caption - Redeemable non-controlling interests, the amount reported in equity under the caption – Additional paid-in capital, Non-controlling interests and the amount reported in the liabilities section – Deferred taxes.  Retained earnings was not affected, nor was there any effect on the consolidated statement of cash flows, except for the supplemental disclosure regarding the “revaluation of redeemable non-controlling interests”.

Based on review of the accounting literature, the fair value of the non-controlling interests for those agreements with the Redemption feature should be classified as RNCI on the date of acquisition.   Paragraph 5 of ASC 480-10-S99-3A states the possibility that any triggering event that is not solely within control of the issuer could occur – without regard to probability – requires the instrument to be classified in temporary equity.  In USPh’s case, the agreements include a triggering event of termination of employment that is not solely within control of the Company. Therefore, the fair value should be classified as temporary equity – RNCI.  The classification would not be based on the Holding Period but rather that the agreement has a triggering event not solely within the control of USPh.

Further, paragraph 15 of ASC 480-10-S99-3A states that for non-controlling interests classified in temporary equity that are not currently redeemable, an issuer should consider the probability that the security will become redeemable in determining the subsequent measurements.  The literature focuses on the probability that the security will become redeemable, not the probability that the security will be redeemed.  For the RNCI in effect at this time, the securities will become redeemable. Therefore, USPh should adjust the book value of the RNCI’s to the redemption value at the end of each reporting period.

SAB TOPIC 1M CONSIDERATIONS

USPh has prepared an evaluation of the materiality of the change in the reporting related to the RNCI’s.  Determining how the correction should be reflected in the current and prior period financial statements was based on the evaluation of the error in both quantitative and qualitative considerations.  In accordance with the SEC Staff Accounting Bulletin – Topic 1: Financial Statements – M. Materiality (“SAB Topic 1”), “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court.  In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.  The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.”  Also stated in SAB Topic 1: “But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.  Materiality concerns the significance of an item to users of a registrant’s financial statements.”

With this in mind, USPh analyzed the misstatement considering the effect on the users of its financial statements.  As stated before, and in accordance with current accounting literature, the effects of the change in the redemption value for RNCI’s are reflected in the statement of net income and in earnings per share attributable to USPH shareholders in a separate line item - net income attributable to USPH shareholders before revaluation of non-controlling interest-and are reflected in the computation of earnings per share attributable to USPH shareholders after revaluation of redeemable non-controlling interests.  In 2014, USPh responded to a SEC comment letter regarding the presentation of the change in redemption value of RNCI’s.  USPh Management proposed that the earnings per share atttributable to USPH shareholders before revaluation of redeemable non-controlling interests and the earnings per share from revaluation of the redemption value be shown separately on the face of its statement of income.  The Staff expressed no further comment in their letter dated January 6, 2015.

USPh Management did, and still does, feels very strongly that it is important for the investors to see these components as they provide them with the ability to compare USPh current operating results with the operating results of other companies.  Every stock analyst that writes research on USPh uses earnings per share from operations as the key metric in their published reports.  Likewise all financial media reference the same.  Additionally, USPh Management believes that investors evaluate our Company on its operating results.  Although the change in the redemption value is reflected in the earnings per share, it is not an indication of the operating results of the Company.  A change in redemption value is not a consistent item.  Larger changes in the redemption values indicate results are improving.  In fact, the change in the redemption value is merely an indication of a change in the future capital expenditure to purchase the interest of a NC Partner.  Further, the change in redemption value does not affect the computation of Adjusted EBITDA and Adjusted Net Income which are two non-GAAP measures important to investors.  Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and equity compensation expense. Adjusted Net Income is defined as net income attributable to common shareholders less equity-based compensation, net of tax.

Historically, USPh has generated significant cash flow from operating activities.  In fact, during the last three years ended December 31, 2015, USPh has generated over $131 million in cash provided by operating activities.  With its line of credit, its cash balance and anticipated future cash flow, USPh should easily be able to meet its obligation to those holding agreements with a Redemption feature and continue to pay dividends to its shareholders. Thus USPh’s cash flows and ability to pay dividends to its shareholders is in no way impacted by this correction.

In addition to the above, Company and industry considerations (based on discussions with investors – Adjusted EBITDA and Adjusted Net Income), the Company has addressed the considerations detailed in SAB Topic 1M.  The considerations and the Company responses are documented below:

Consideration – whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate, and, if so, the degree of imprecision inherent in the estimate

The computation of the redemption value is based on a formula per the respective agreements.  The future redemption value is imprecise as it fluctuates based on the results of the entity’s future activity.

Consideration – whether the misstatement masks a change in earnings or other trends

No.   For quarterly and annual results, the Company reports its earnings per share on net income attributable to USPH shareholders before revaluation of redeemable non-controlling interests reported on the statement of net income separately from the effects of the revaluation of RNCI.  Investors and the “Street” estimates are based on reported net income attributable to USPH shareholders before revaluation of redeemable non-controlling interests per the statement of net income.  Changes in the amount of the revaluation does not mask a trend on the net income reported on the statement of net income for net income attributable to USPH shareholders before revaluation of RNCI or in the related reported EPS amounts.

Consideration – whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

No.  See above discussion.  Analysts’ consensus expectations for the enterprise are based on the reported net income attributable to USPH shareholders before revaluation of RNCI.

Consideration – whether the misstatement changes a loss into income or vice versa

No.  The effects of the change in the redemption value of RNCI are not included in net income or loss attributable to USPH shareholders before revaluation of RNCI.

Consideration – whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The Company reports a one segment business.  The effects of the change in the redemption value of RNCI are outside of results of operations (net income attributable to USPHshareholders before revaluation of RNCI) and are shown separately in the statements of income – charges to additional paid-in capital – revaluation of non-controlling interests, net of tax.

Consideration – whether the misstatement affects the registrant’s compliance with regulatory requirements

There are no regulatory requirements related to the redemption value of RNCI.

Consideration – whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The Company’s loan convenants utilize EBITDA as defined in the loan agreement which does not incorporate the change in the redemption value of RNCI.

Consideration – whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other form of incentive compensation

The incentive compensation plans specifically state that the cash compensation and shares of restricted stock to be issued are based on earnings per share attributable to USPH shareholders before the revaluation of RNCI.

Consideration – whether the misstatement involves concealment of an unlawful transaction.

No.  It does not involve the concealment of any unlawful transaction.

The following table indicates from a quantitative analysis perspective the effect of the change in the earning per share reported each year and change in redemption value:

Period	Previously Reported	Change	Percentage

Prior to 2013		$0.07

2013	$1.45	$0.05	3.5%
2014	$1.62	$0.04	2.5%
2015	$1.77	$0.14	7.9%

CONCLUSION

In consideration of the above qualitative and quantitative analysis, it is the opinion of USPh Management that the misstatement based on all relevant considerations as related to reported earnings per share is immaterial.  USPh Management proposes to adjust its financial statements for the years ended 2014 and 2015 to reflect the immaterial error correction, with a cumulative adjustment to the beginning balance in its upcoming Annual Report for the Year Ended December 31, 2016.

The following tables show the effects on the balance sheet line items affected:  Deferred tax liability (“DTL”), Redeemable non-controlling interests (“RNCI”), Additional Paid-In Capital (“APIC”), Non-controlling interests (“NCI”) and Total Redeemable Non-Controlling Interest, USPH Shareholders’ Equity and Non-Controlling Interests (“TE”)

	Reported
	December 31, 2012	Adjustment	Adjusted
	000’s	000’s	000’s

DTL	(1,604)	514	(1,090)
RNCI	-	(15,730)	(15,730)
APIC	(37,489)	834	(36,655)
NCI	(17,336)	14,383	(2,953)
TE	(134,659)	(513)	(135,172)

	Reported
	December 31, 2013	Adjustment	Adjusted
	000’s	000’s	000’s

DTL	(3,459)	939	(2,520)
RNCI	(4,104)	(22,755)	(26,859)
APIC	(40,569)	1,451	(39,118)
NCI	(22,727)	20,364	(2,363)
TE	(155,121)	(939)	(156,060)

	Reported
	December 31, 2014	Adjustment	Adjusted
	000’s	000’s	000’s

DTL	(7,995)	1,236	(6,759)
RNCI	(7,376)	(21,267)	(28,643)
APIC	(43,577)	1,900	(41,677)
NCI	(20,934)	18,132	(2,802)
TE	(174,590)	(1,236)	(175,826)

	Reported
	December 31, 2015	Adjustment	Adjusted
	000’s	000’s	000’s

DTL	(8,355)	2,380	(5,975)
RNCI	(8,843)	(33,635)	(42,478)
APIC	(45,251)	3,704	(41,547)
NCI	(30,325)	27,552	(2,773)
TE	(201,953)	(2,380)	(204,333)

The adjustments are mostly the result of transferring the balances of those non-controlling interests from the permanent equity section to temporary equity (but both still in and not changing total equity).  Total assets are not affected.  In accordance with Staff Accounting Bulletin No. 108, the Company evaluated the cumulative impact of this correction on prior periods and determined that the impact on historical results are immaterial to the consolidated financial statements taken as a whole.  Further, the Company also evaluated the impact of this correction through an adjustment to its financial statements and concluded, based on the guidance with ASC 250-10 related to SAB Topic 1.N(Considering the Effects of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements), to correct its previously issued financial statements to reflect the impact of the correction when it files subsequent reports of Form 10-Q and 10-K. Correcting prior year financial statements for immaterial corrections does  not require previously filed reports to be amended.  Therefore, the Company will adjust its financial statements to reflect the immaterial error correction when next presented for the years ended December 31, 2015 and 2014 in its upcoming Annual Report on Form 10-K for the year ended December 31, 2016, which is expected to be filed with the SEC prior to March 16, 2017.

In our current footnote – Significant Accounting Policies-, future disclosure regarding redeemable non-controlling interests will be as follows:

“The non-controlling interests that are reflected as redeemable non-controlling interests in the consolidated financial statements consist of those owners who have certain redemption rights, whether currently exercisable or not, and which currently, or in the future, require that the Company purchase the non-controlling interest of those owners at a predetermined formula based on a multiple of trailing twelve months earnings performance as defined in the respective agreements.  The redemption rights are generally triggered by the passage of time, typically three to five years, and the termination of the employment of the owner.  The redeemable non-controlling interests are considered to be temporary and are, therefore, reported in a separate line item on the Company’s consolidated balance sheet at the greater of the initial carrying amount, adjusted for the non-controlling interest share of net income or loss and any distributions, or its redemption value.  The Company evaluates the redemption value on a quarterly basis.  If the redemption value is greater than the previously reported value, the Company adjusts the carrying amount of the redeemable non-controlling interest to equal the redemption value at the end of the current reporting period as if the interest were redeemable at the end of the reporting period.  If the redemption value is less than the previously reported value, the Company adjusts the carrying amount downward, but not lower than its original value adjusted for prior earnings and distributions.  The after-tax adjustments are charged to additional paid-in capital and are shown as a separate line item in the statements of net income.  Current accounting rules require that the Company reflect the adjustment in the earnings per share calculation.”

The following pages included the changes in the 2015 Consolidated Balance Sheet and the 2014 and 2015 Consolidated Statements of Net Income.  These adjusted financials to correct the immaterial error will be included in the Annual Report on Form 10-K for the Year Ended December 31, 2016.

CONSOLIDATED BALANCE SHEET
	As Reported	Adjustments	As Adjusted
	December 31, 2015		2015
ASSETS
Current assets:
Cash and cash equivalents	$15,778	$-	$15,778
Patient accounts receivable, less allowance for doubtful accounts of $1,444 and $1,669, respectively	36,231	-	36,231
Accounts receivable - other, less allowance for doubtful accounts of $198 and $198, respectively	2,388	-	2,388
Other current assets	5,785	-	5,785
Total current assets	60,182	-	60,182
Fixed assets:
Furniture and equipment	44,749	-	44,749
Leasehold improvements	25,160	-	25,160
Fixed assets, gross	69,909	-	69,909
Less accumulated depreciation and amortization	53,255	-	53,255
Fixed assets, net	16,654	-	16,654
Goodwill	171,547	-	171,547
Other identifiable intangible assets, net	30,296	-	30,296
Other assets	1,234	-	1,234
Total assets	$279,913	$-	$279,913
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable - trade	$1,636	$-	$1,636
Accrued expenses	16,596	-	16,596
Current portion of notes payable	775	-	775
Total current liabilities	19,007	-	19,007
Notes payable	4,335	-	4,335
Revolving line of credit	44,000	-	44,000
Deferred rent	1,395	-	1,395
Deferred taxes	8,355	(2,379)	5,976
Other long-term liabilities	868	-	868
Total liabilities	77,960	(2,379)	75,581
Commitments and contingencies
Redeemable non-controlling interests	8,843	33,635	42,478
U. S. Physical Therapy, Inc. (“USPH”) shareholders’ equity:
Preferred stock, $.01 par value, 500,000 shares authorized, no shares issued and outstanding	-	-	-
Common stock, $.01 par value, 20,000,000 shares authorized, 14,635,874 and 14,487,346 shares issued, respectively	146	-	146
Additional paid-in capital	45,251	(3,704)	41,547
Retained earnings	149,016	-	149,016
Treasury stock at cost, 2,214,737 shares	(31,628)	-	(31,628)
Total USPH shareholders’ equity	162,785	(3,704)	159,081
Non-controlling interests	30,325	(27,552)	2,773
Total redeemable non-controlling interests, USPH shareholders’ equity and non-controlling interests	201,953	2,379	204,332
Total liabilities, non-controlling interests and USPH shareholders’ equity	$279,913	$-	$279,913

CONSOLIDATED STATEMENT OF NET INCOME	As Reported		As Adjusted
	Year Ended December 31, 2015	Adjustments	Year Ended December 31, 2015

Net patient revenues	$324,293	$-	$324,293
Other revenues	7,009	-	7,009
Net revenues	331,302	-	331,302
Clinic operating costs:
Salaries and related costs	180,514	-	180,514
Rent, clinic supplies, contract labor and other	68,046	-	68,046
Provision for doubtful accounts	4,170	-	4,170
Closure costs	211	-	211
Total clinic operating costs	252,941	-	252,941
Gross margin	78,361	-	78,361
Corporate office costs	31,067	-	31,067
Operating income from continuing operations	47,294	-	47,294
Interest and other income, net	81	-	81
Interest expense	(1,031)	-	(1,031)
Income before taxes from continuing operations	46,344	-	46,344
Provision for income taxes	14,653	-	14,653
Net income including non-controlling interests	31,691	-	31,691
Less: net income attributable to non-controlling interests	(9,412)	-	(9,412)
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	22,279	-	22,279
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	(314)	(1,804)	(2,118)
Net income attributable to USPH shareholders after revaluation of redeemable non-controlling interest	$21,965	$(1,804)	$20,161

Basic earnings per share attributable to USPH shareholders:
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	$1.80	$-	$1.80
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	(0.03)	(0.14)	(0.17)
Basic	1.77	(0.14)	1.63

Diluted earnings per share attributable to common shareholders:
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	$1.80	$-	$1.80
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	(0.03)	(0.14)	(0.17)
Diluted	1.77	(0.14)	1.63

Shares used in computation:
Basic	12,392	-	12,392
Diluted	12,392	-	12,392

Dividends declared per common share	$0.60	$-	$0.60

CONSOLIDATED STATEMENT OF NET INCOME	As Reported		As Adjusted
	Year Ended December 31, 2014	Adjustments	Year Ended December 31, 2014

Net patient revenues	$299,009	$-	$299,009
Other revenues	6,065	-	6,065
Net revenues	305,074	-	305,074
Clinic operating costs:
Salaries and related costs	163,417	-	163,417
Rent, clinic supplies, contract labor and other	61,209	-	61,209
Provision for doubtful accounts	4,112	-	4,112
Closure costs	169	-	169
Total clinic operating costs	228,907	-	228,907
Gross margin	76,167	-	76,167
Corporate office costs	30,399	-	30,399
Operating income from continuing operations	45,768	-	45,768
Interest and other income, net	18	-	18
Interest expense	(1,088)	-	(1,088)
Income before taxes from continuing operations	44,698	-	44,698
Provision for income taxes	14,274	-	14,274
Net income including non-controlling interests	30,424	-	30,424
Less: net income attributable to non-controlling interests	(9,571)	-	(9,571)
Net income attributable to controlling interests before revaluation of redeemable non- controlling interest	20,853	-	20,853
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	(1,086)	(448)	(1,534)
Net income attributable to USPH shareholders after revaluation of redeemable non-controlling interest	$19,767	$(448)	$19,319

Basic earnings per share attributable to common shareholders:
Net income attributable to USPH shareholders after revaluation of redeemable non-controlling interest	$1.71	$-	$1.71
Charges to additional-paid-in-capital - revaluation of non-controlling interests, net of tax	(0.09)	(0.04)	(0.13)
Basic	1.62	(0.04)	1.58

Diluted earnings per share attributable to common shareholders:
Net income attributable to USPH shareholders after revaluation of redeemable non-controlling interest	$1.71	$-	$1.71
Charges to additional-paid-in-capital - revaluation of non-controlling interests, net of tax	(0.09)	(0.04)	(0.13)
Diluted	1.62	(0.04)	1.58

Shares used in computation:
Basic	12,217	-	12,217
Diluted	12,221	-	12,221

Dividends declared per common share	$0.48	$-	$0.48

2016 QUARTERLY DATA

Based on the above qualitative analysis and consideration of the quarterly impact detailed below, Management has determined that the change for each quarter in 2016, 2015 and 2014 is not material.  Management believes the quarters are not materially misstated for the same reasons described above regarding the year results.  The quarterly data in the Annual Report on Form 10-K for the year ended December 31, 2016 will reflect the adjusted quarterly information.  The following table indicates from a quantitative analysis perspective the effect of the change in the earnings per share reported each quarter and the change in redemption value:

Period	Previously Reported	Change

For 2016
First Quarter	$0.43	$0.07
Second Quarter	$0.57	$0.09
Third Quarter	$0.46	$0.06

For 2015
First Quarter	$0.34	$0.03
Second Quarter	$0.48	$0.01
Third Quarter	$0.47	$0.04
Fourth Quarter	$0.48	$0.07

For 2014
First Quarter	$0.27	$(0.07)
Second Quarter	$0.52	$0.06
Third Quarter	$0.43	$0.02
Fourth Quarter	$0.41	$0.02

The following schedules present the impact of this correction on the Company’s previously reported consolidated statements of net income for the quarters  ended March 31, June 30 and September 30 2016:

CONSOLIDATED STATEMENT OF NET INCOME	As Reported		As Adjusted
	Quarter Ended March 31, 2016	Adjustments	Quarter Ended March 31, 2016

Net patient revenues	$85,049	$-	$85,049
Other revenues	1,859	-	1,859
Net revenues	86,908	-	86,908
Clinic operating costs:
Salaries and related costs	47,804	-	47,804
Rent, clinic supplies, contract labor and other	17,507	-	17,507
Provision for doubtful accounts	1,089	-	1,089
Closure costs	13	-	13
Total clinic operating costs	66,413	-	66,413
Gross margin	20,495	-	20,495
Corporate office costs	9,004	-	9,004
Operating income from continuing operations	11,491	-	11,491
Interest and other income, net	20	-	20
Interest expense	(308)	-	(308)
Income before taxes from continuing operations	11,203	-	11,203
Provision for income taxes	3,523	-	3,523
Net income including non-controlling interests	7,680	-	7,680
Less: net income attributable to non-controlling interests	(2,352)	-	(2,352)
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	5,328	-	5,328
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	-	(847)	(847)
Net income attributable to USPH shareholders after revaluation of redeemable non-controlling interest	$5,328	$(847)	$4,481

Basic earnings per share attributable to USPH shareholders:
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	$0.43	$-	$0.43
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	-	(0.07)	(0.07)
Basic	0.43	(0.07)	0.36

Diluted earnings per share attributable to common shareholders:
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	$0.43	$-	$0.43
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	-	(0.07)	(0.07)
Diluted	0.43	(0.07)	0.36

Shares used in computation:
Basic	12,448	-	12,448
Diluted	12,448	-	12,448

Dividends declared per common share	$0.17	$-	$0.17

CONSOLIDATED STATEMENT OF NET INCOME	As Reported		As Adjusted	As Reported		As Adjusted
	Quarter Ended June 30, 2016	Adjustments	Quarter Ended June 30, 2016	Six Months Ended June 30, 2016	Adjustments	Six Months Ended June 30, 2016

Net patient revenues	$88,433	$-	$88,433	$173,482	$-	$173,482
Other revenues	1,997	-	1,997	3,856	-	3,856
Net revenues	90,430	-	90,430	177,338	-	177,338
Clinic operating costs:
Salaries and related costs	48,837	-	48,837	96,641	-	96,641
Rent, clinic supplies, contract labor and other	17,546	-	17,546	35,053	-	35,053
Provision for doubtful accounts	956	-	956	2,045	-	2,045
Closure costs	32	-	32	45	-	45
Total clinic operating costs	67,371	-	67,371	133,784	-	133,784
Gross margin	23,059	-	23,059	43,554	-	43,554
Corporate office costs	8,026	-	8,026	17,030	-	17,030
Operating income from continuing operations	15,033	-	15,033	26,524	-	26,524
Interest and other income, net	21	-	21	41	-	41
Interest expense	(320)	-	(320)	(628)	-	(628)
Income before taxes from continuing operations	14,734	-	14,734	25,937	-	25,937
Provision for income taxes	4,674	-	4,674	8,197	-	8,197
Net income including non-controlling interests	10,060	-	10,060	17,740	-	17,740
Less: net income attributable to non-controlling interests	(2,989)	-	(2,989)	(5,341)	-	(5,341)
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	7,071	-	7,071	12,399	-	12,399
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	-	(1,150)	(1,150)	-	(1,997)	(1,997)
Net income attributable to USPH shareholders after revaluation of redeemable non-controlling interest	$7,071	$(1,150)	$5,921	$12,399	$(1,997)	$10,402

Basic earnings per share attributable to USPH shareholders:
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	$0.57	$-	$0.57	$0.99	$-	$0.99
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	-	(0.09)	(0.09)	-	(0.16)	(0.16)
Basic	0.57	(0.09)	0.48	0.99	(0.16)	0.83

Diluted earnings per share attributable to common shareholders:
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	$0.57	$-	$0.57	$0.99	$-	$0.99
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	-	(0.09)	(0.09)	-	(0.16)	(0.16)
Diluted	0.57	(0.09)	0.48	0.99	(0.16)	0.83

Shares used in computation:
Basic	12,511	-	12,511	12,480	-	12,480
Diluted	12,511	-	12,511	12,480	-	12,480

Dividends declared per common share	$0.17	$-	$0.17	$0.34	$-	$0.34

CONSOLIDATED STATEMENT OF NET INCOME	As Reported		As Adjusted	As Reported		As Adjusted
	Quarter Ended September 30, 2016	Adjustments	Quarter Ended September 30, 2016	Nine Months Ended September 30, 2016	Adjustments	Nine Months Ended September 30, 2016

Net patient revenues	$86,411	$-	$86,411	$259,893	$-	$259,893
Other revenues	1,933	-	1,933	5,789	-	5,789
Net revenues	88,344	-	88,344	265,682	-	265,682
Clinic operating costs:
Salaries and related costs	49,868	-	49,868	146,509	-	146,509
Rent, clinic supplies, contract labor and other	17,885	-	17,885	52,938	-	52,938
Provision for doubtful accounts	917	-	917	2,962	-	2,962
Closure costs	9	-	9	54	-	54
Total clinic operating costs	68,679	-	68,679	202,463	-	202,463
Gross margin	19,665	-	19,665	63,219	-	63,219
Corporate office costs	7,610	-	7,610	24,640	-	24,640
Operating income from continuing operations	12,055	-	12,055	38,579	-	38,579
Interest and other income, net	21	-	21	62	-	62
Interest expense	(326)	-	(326)	(954)	-	(954)
Income before taxes from continuing operations	11,750	-	11,750	37,687	-	37,687
Provision for income taxes	3,778	-	3,778	11,975	-	11,975
Net income including non-controlling interests	7,972	-	7,972	25,712	-	25,712
Less: net income attributable to non-controlling interests	(2,259)	-	(2,259)	(7,600)	-	(7,600)
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	5,713	-	5,713	18,112	-	18,112
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	-	(748)	(748)	-	(2,745)	(2,745)
Net income attributable to USPH shareholders after revaluation of redeemable non-controlling interest	$5,713	$(748)	$4,965	$18,112	$(2,745)	$15,367

Basic earnings per share attributable to USPH shareholders:
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	$0.46	$-	$0.46	$1.45	$-	$1.45
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	-	(0.06)	(0.06)	-	(0.22)	(0.22)
Basic	0.46	(0.06)	0.40	1.45	(0.22)	1.23

Diluted earnings per share attributable to common shareholders:
Net income attributable to USPH shareholders before revaluation of redeemable non- controlling interest	$0.46	$-	$0.46	$1.45	$-	$1.45
Charges to additional paid-in capital - revaluation of redeemable non-controlling interest, net of tax	-	(0.06)	(0.06)	-	(0.22)	(0.22)
Diluted	0.46	(0.06)	0.40	1.45	(0.22)	1.23

Shares used in computation:
Basic	12,520	-	12,520	12,494	-	12,494
Diluted	12,520	-	12,520	12,494	-	12,494

Dividends declared per common share	$0.17	$-	$0.17	$0.51	$-	$0.51

ATTACHMENT B

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

January 6,2015

Via E-Mail
Mr. Christopher Reading
Chief.Executive Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South, Suite 300
Houston, TX 77042

Re:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 11, 2014
File No. 001-11151

Dear Mr. Reading:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Checkpoint | Document	Page 1 of 5
U.S. Physical Therapy Inc CORRESP Dec 18, 2014 (Released 02/04/15)
SECPIus Filings

VIA EDGAR

December 18, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 First Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2013 Filed March 11, 2014
Form 10-Q for the Quarter Ended June 30, 2014 Filed August 7, 2014
USPH Response Dated October 29, 2014
File No. 001-11151

Dear Ms. Jenkins:

This letter is in response to your letter dated November 26, 2014 to Mr. Christopher Reading, Chief Executive Officer, U.S. Physical Therapy, Inc. (the “SEC Letter”) transmitting the comments of the staff (the “Staff’) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-Q. The following corresponds to the comments in your letter:

Form 10-Q for the Quarter Ended June 30, 2014
Consolidated Statements of Net Income, page 4

1.
We reviewed your response to our prior comment 4 noting it does not appear to be consistent with your disclosure here or in Footnote 2 on page 13. It appears that your earnings per share is being calculated utilizing net income attributable to common stockholders of $10,660 and not $9,574 which would reflect the adjustment for the revaluation of redeemable non-controlling interests. Please provide us with the detailed discussion to support your accounting treatment considering the guidance in FASB ASC 480-10-S99-3 A-22. In addition, please provide us with detailed discussion to support your accounting treatment of presenting an earnings per share amount for Revaluation of redeemable non-controlling interests, net of tax, particularly considering the guidance in FASB ASC 280-10-45-1 through 7 which only identifies earnings per share amounts continuing operations, discontinued and extraordinary items.

RESPONSE: After further consideration of FASB ASC 480-10-S99-3A-22 and FASB ASC 260-10-45-1 through 7 (reference in your letter should be FASB ASC 260-10-45-1 through 7), we acknowledge and understand the points mentioned in your letter. In order to provide transparent information to our investors, we feel the attached proposed presentation of our Consolidated Statements of Net Income and footnote for earnings-per-share, included as Exhibit A and B, meet the criteria in the current regulations as well as provide our investors with the ability to analyze our reported earnings-per-share. Consistent with numerous speeches and comments from Commission representatives encouraging transparency in financial reporting, we want to make our results, especially earnings-per-share, transparent to our investors. Please refer to testimony provided by Scott Taub, the Commission’s Acting Chief Accountant, before the House Financial Services Subcommittee on March 29, 2006 where he stated, “Preparers of financial information must be committed to issuing financial reports to communicate with investors, rather than focusing solely on complying with rules and standards”. Further, in a speech given by Commissioner Cynthia A. Glassman on June 4, 2002, financial transparency was again highlighted when she stated, “Investors need transparent financials to make informed investment decisions”.

Checkpoint | Document	Page 2 of 5
We feel it is important to our investors that we report the revaluation of the redeemable non-controlling interest (“Revaluation”) on the face of the Consolidated Statements of Net Income and in Footnote 2 - Earnings Per Share - as detailed in Exhibit A and B. The Revaluation, in this format, is reported as an impact to income available to common stockholders in accordance with current regulations. The information, in the manner presented, is important to our investors so they can easily see the components and computation of our earnings-per-share. A charge for Revaluation is not a recurring item in each reporting period for our Company and reporting the Revaluation as a separate line gives our investors the ability to compare our Company’s current results from operations to prior periods as well as to the operating results of other companies within our sector. Further, we believe this information should be made readily available to the reader of our Consolidated Statements of Net Income, given its importance, rather than given less prominence when only included in a footnote.

As disclosed in the referenced Form 10Q, a detailed discussion of our accounting treatment considering the guidance in FASB ASC 480-10-S99-3A-22 reads as follows: “The non-controlling interests that are reflected as redeemable non-controlling interests in the consolidated financial statements consist of those owners who have certain redemption rights that are currently exercisable, and that, if exercised, require that the Company purchase the non-controlling interest of the particular limited partner. The redeemable non-controlling interests are adjusted to the fair value in the reporting period in which the Company deems it probable that the limited partner will assert the redemption rights and will be adjusted each reporting period thereafter. The adjustments are charged to additional paid-in capital and are not reflected in the statement of net income. Although the adjustments are not reflected in the statement of net income, current accounting rules require that the Company reflects the charge in the earnings per share calculation,” The Revaluation is derived from an agreement issued by the Company, and accordingly, is not a component of continuing or discontinued operations on the consolidated statement of net income.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

/s/ Lawrance W. McAfee
Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB

Checkpoint | Document	Page 3 of 5
Exhibit A

U. S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF NET INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net patient revenues	$76,470	$65,227	$144,867	$126,659
Other revenues	1,731	1,642	3,101	2,966

Net revenues	78,201	66,869	147,968	129,625
Clinic operating costs:
Salaries and related costs	40,109	35,526	78,051	69,585
Rent, clinic supplies, contract labor and other	15,205	12,550	29,421	25,284
Provision for doubtful accounts	1,054	1,198	2,004	2,295
Closure costs	(2)	8	11	26

Total clinic operating costs	56,366	49,282	109,487	97,190

Gross margin	21,835	17,587	38,481	32,435
Corporate office costs	7,614	6,528	14,746	12,941

Operating income from continuing operations	14,221	11,059	23,735	19,494
Interest and other income, net	—	1	1	3
Interest expense	(332)	(130)	(585)	(265)

Income before taxes from continuing operations	13,889	10,930	23,151	19,232
Provision for income taxes	4,469	3,288	7,408	5,781

Net income from continuing operations including non-controlling interests	9,420	7,642	15,743	13,451
Discontinued operations, net of tax	—	(268)	—	(468)

Net income including non-controlling interests	9,420	7,374	15,743	12,983
Less: net income attributable to non-controlling interests	(2,988)	(2,460)	(5,083)	(4,348)

Net income attributable to common shareholders	$6,432	$4,914	$10,660	$8,635

Basic earnings per share attributable to common shareholders:

From continuing operations prior to revaluation of redeemable non-controlling interests, net of tax	$0.53	$0.42	$0.88	$0.74
Charges to additional-paid-in-capital - revaluation of redeemable non-controlling interests, net of tax	(0.01)	—	(0.09)	—

From continuing operations, net of tax	0.52	0.42	0.79	0.74
From discontinued operations, net of tax	—	(0.01)	—	(0.02)

Basic	$0.52	$0.41	$0.79	$0.72

Charges to additional-paid-in-capital - revaluation of redeemable non-controlling interests, net of tax

From continuing operations, net of tax	0.52	0.42	0.79	0.74
From discontinued operations, net of tax	—	(0.01)	—	(0.02)

	$0.52	$0.41	$0.79	$0.72
Diluted earnings per share attributable to common shareholders:
From continuing operations prior to revaluation of redeemable non-controlling interests, net of tax	$0.53	$0.42	$0.87	$0.74
Charges to additional-paid-in-capital - revaluation of redeemable non-controlling interests, net of tax	(0.01)	—	(0.09)	—

From continuing operations, net of tax	0.52	0.42	0.78	0.74
From discontinued operations, net of tax	—	(0.01)	—	(0.02)
	$0.52	$0.41	$0.78	$0.72
Shares used in computation:
Basic earnings per share - weighted-average shares	12,224	12,089	12,177	12,022
Effect of dilutive securities - stock options	2	21	7	22

Denominator for diluted earnings per share - adjusted weighted-average shares	12,226	12,110	12,184	12,044

END OF DOCUMENT -

ATTACHMENT C

Computations of Basic and Diluted Earnings Per Share
	Year Ended December 31, 2015	Year Ended December 31, 2014
Earnings attributable to USPh shareholders:
Before revaluation of redeemable non-controlling interests, net of tax	$22,279	$20,853
Charges to additional-paid-in-capital - revaluation of non-controlling interests, net of tax	(2,118)	(1,534)
	$20,161	$19,319

Basic earnings per share attributable to USPH shareholders:
Before revaluation of redeemable non-controlling interests, net of tax	$1.80	$1.71
Charges to additional-paid-in-capital - revaluation of non-controlling interests, net of tax	(0.17)	(0.13)
	$1.63	$1.58

Diluted earnings per share attributable to USPH shareholders:
Before revaluation of redeemable non-controlling interests, net of tax	$1.80	$1.71
Charges to additional-paid-in-capital - revaluation of non-controlling interests, net of tax	(0.17)	(0.13)
	$1.63	$1.58

Shares used in computation:
Basic earnings per share - weighted-average shares	12,392	12,217
Effect of dilutive securities - stock options	-	4
Denominator for diluted earnings per share - adjusted weighted-average shares	12,392	12,221

ATTACHMENT D

Memo

To:	SOX 404 file

From:	Aseena Kade

Date:	February 28, 2017

Re:	Deficiency evaluation of the treatment of Redeemable Non-Controlling Interest

Background

U.S. Physical Therapy, Inc. (the “Company”) has agreements with their limited non-controlling interest partners which indicates in the event that a limited non-controlling interest partner’s (“NC Partner”) employment ceases, typically after three to five years, from the original date the interest was acquired (“Holding Period”), USPh agrees to purchase the partner’s interest at a predetermined multiple of earnings before interest, taxes, depreciation, amortization and internal management fee (the “Redemption”).

Historically, the Company accounted for the Redemption, which related to agreements occurring after January 1, 2009, as follows:  After the initial Holding Period had been satisfied, the Redemption was not solely in control of the Company, i.e. the NC Partner or the Company could terminate the employment of the NC Partner.  Therefore, in accordance with paragraph 12 (c) of ASC 480-10-S99, the book value, which was the fair value on the date of acquisition adjusted for any earnings attributable and distributions made subsequent to the date of acquisition, of the non-controlling interest was reclassified to temporary equity on the Company’s consolidated balance sheet in the section labeled “Redeemable non-controlling interests” (“RNCI”) at the expiration of the Holding Period. Then, and in any subsequent reporting period that the Company deemed it probable that the NC Partner will assert their redemption rights or the Company reached an agreement to purchase some or all of the NC Partner interest, (i.e. in the event the NC Partner continued to be employed but wanted to sell a portion or all of their interests and the Company agreed), the redeemable non-controlling interest was adjusted to its redemption value and was adjusted in each reporting period thereafter in accordance with paragraph 15 (b) of ASC 480-10-S99 until purchased by the Company.  The adjustments were charged to additional paid-in capital and were not reflected in the statements of net income. Although the adjustments were not reflected in the statements of net income, current accounting rules required that the Company reflects the charge in the earnings per share calculation.  Quarterly, the Company assessed the probability that the redemption rights would be triggered based on discussions with the NC Partner regarding their employment status and accounted for it, accordingly.

In December 2016, the Company received a comment letter relating to “Note 2. Significant Accounting Policies of Non-controlling Interests” of their 2015 Form 10-K requesting more information on the accounting of the RCNI’s.

Identification of Accounting Error

Through the SEC comment letter process, the Company determined that their historical accounting treatment for RCNI’s was incorrect.

Management proposes to adjust its financial statements for the years ended 2014 and 2015 to reflect the error correction, with a cumulative adjustment to the beginning balance, in its upcoming Annual Report for the Year Ended December 31, 2016.  In addition, Management will adjust any quarterly data in future filings in Form 10-K and Form 10-Q.

Classification of Deficiencies

In accordance with 17 CFR 229.308(a) (3), management has evaluated its internal control over financial reporting.

In order to evaluate identified deficiencies, management used PCAOB AS 2201 paragraphs  .62 – .63:

“The auditor must evaluate the severity of each control deficiency that comes to his or her attention to determine whether the deficiencies, individually or in combination, are material weaknesses as of the date of management's assessment. In planning and performing the audit, however, the auditor is not required to search for deficiencies that, individually or in combination, are less severe than a material weakness.”

“The severity of a deficiency depends on -
•	Whether there is a reasonable possibility that the company's controls will fail to prevent or detect a misstatement of an account balance or disclosure; and
•	The magnitude of the potential misstatement resulting from the deficiency or deficiencies.”

To address the first bullet point, management believes this misstatement was due to a control failure of control # 3.3.7.2 which states: “If there are any significant and/or unusual transactions, the Corporate or Assistant Controller will research the matter for any accounting or disclosure implications.  A memo is drafted with the appropriate facts and resolution.  Depending on the nature of the event, the Corporate Controller or CFO will review and approve the memo.”

•
Management reviewed the regulations and prepared a “Significant Accounting Policies” disclosure related to redeemable non-controlling interests.  This footnote disclosure was reviewed and incorporated in the Annual Report on Form 10-K for the year ended 2013 (the first year a Holding Period expired).  This footnote disclosure was updated each year thereafter.

To address the second bullet point, magnitude of the misstatement, in 2015 there would be an additional $1.8 million, net of tax, charge to APIC for the revaluation of non-controlling interests, therefore resulting in a decrease to EPS from net income attributable to USPH shareholders after evaluation of redeemable non-controlling interests of $0.14 or 7.9%.  See the Materiality memo “RE: Redeemable Non-Controlling Interests Accounting Treatment”.  The amounts described in the memo are based upon 100% of the population and the exact amount of the misstatement is known.  The Company completes business combinations on a recurring basis and the language in the agreements with limited non-controlling interest partners is standardized.  Although the Company may have additional activity in the future, there is a reasonable expectation that the dollar amount related to this account would not change significantly in future periods.

The correction of the redemption value accounting for RNCI (temporary equity) and permanent equity (Non-controlling interest) results primarily in a balance sheet reclassification within the equity section and a change in the long-term liabilities section – deferred taxes. The total of the line item – Total redeemable non-controlling interests, USPH shareholders’ equity and non-controlling interests – does not materially change. The Company reports earnings per share on net income as reported in the revised line item “Net income attributable to USPH shareholders before revaluation of redeemable non-controlling interests” (hereinafter sometimes referred to as “operating results”) and provides the effects of the revaluation of RNCI in a separate line.    This correction has no impact on operating results or the related EPS.

In order to determine the significance of the deficiency noted above, management referred to the definitions of control deficiency, significant deficiency and material weakness as defined in PCAOB AS 1305 paragraphs .01 - .03 , as stated below:

1.
“A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

a.
A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met.

b.
A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.”

•
As indicated above management believes this misstatement was due to a control failure of control # 3.3.7.2 which states: “If there are any significant and/or unusual transactions, the Corporate or Assistant Controller will research the matter for any accounting or disclosure implications.  A memo is drafted with the appropriate facts and resolution.  Depending on the nature of the event, the Corporate Controller or CFO will review and approve the memo.” The deficiency was in the operation of the control which was designed to address significant and/or unusual transactions.

2.
“A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.”

•
As the Company determined that their historical accounting treatment for RCNI’s was incorrect and Management proposes to adjust its financial statements with a cumulative adjustment to the beginning balance in its upcoming 2016 10-K, the Company believes the misstatement is important enough to merit attention by those responsible for oversight of the company’s financial reporting and governance.

3.
“A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”

To evaluate if there was a material misstatement in accordance with SAB Topic 1, which “includes the factual context in which the user of financial statements would view the financial statement item” the Company noted:
•	The correction primarily results in a balance sheet reclassification between permanent and temporary equity (both of which are included within total equity).
•
There is no effect on the earnings per share from net income attributable to USPH shareholders before revaluation of redeemable non-controlling interest, which is the metric the Company believes is used by investors and analysts to analyze its business.  The Company believes that investors evaluate our Company on its operating results.  Although the change in redemption value is reflected in total EPS it is not an indication of the operating results of the Company.

•
The change in redemption value is merely an indication of a change in the future capital expenditure to purchase the interest of a NC Partner.  The last three years ended December 31, 2015, the Company has generated over $131 million in cash provided by operating activities.  With that the Company should easily be able to meet its future obligation of the outstanding agreements with their limited non-controlling interest partners, along with all other obligations as they become due.

PCAOB AS 2201 paragraph .69 states:  “Indicators of material weaknesses in internal control over financial reporting include –

•	Identification of fraud, whether or not material, on the part of senior management;”
▪	There was no indication the misstatement was a result of fraud.

•	“Restatement of previously issued financial statements to reflect the correction of a material misstatement;”
▪
Based upon SAB Topic 1, we do not believe a non-reliance on previously issued financial statements is necessary.  SAB Topic 1 states when assessing materiality the evaluation “includes the factual context in which the user of financial statements would view the financial statement item” (see discussion above).  Management proposes to adjust its financial statements for the years ended 2014 and 2015 to reflect the immaterial error correction, with a cumulative adjustment to the beginning balance, in its upcoming Annual Report for the Year Ended December 31, 2016.

•
“Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company's internal control over financial reporting; and”

▪
Given that the misstatement was discovered as a result of the SEC comment letter process, the company further analyzed this indicator and determined it was outweighed by the totality of evidence as taken as a whole.

•	“Ineffective oversight of the company's external financial reporting and internal control over financial reporting by the company's audit committee.”
▪	There was no indication the misstatement was a result of ineffective oversight by the audit committee.

Paragraph .69 of AS 2201 states:
“If the auditor determines that a deficiency, or combination of deficiencies, might prevent prudent officials in the conduct of their own affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles, then the auditor should treat the deficiency, or combination of deficiencies, as an indicator of a material weakness.”

•
Based upon the items noted under the evaluation of material misstatement, the Company believes that the deficiency would not prevent prudent officials from concluding that they have reasonable assurance that transactions are recorded as necessary to rely upon or make decisions based upon the financial statements as presented.

Management’s Conclusion

In our opinion, management’s assessment of the deficiency is at the significant control deficiency level and important enough to merit attention by those responsible for oversight of the company’s financial reporting but does not elevate to the level of a material weakness.  Management believes their assessment of the effectiveness of internal control over financial reporting, as included in the Annual Report on Form 10-K for the year ended 2015, is unaffected by the existence of this significant deficiency.